UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

MATTRESS FIRM HOLDING CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57722W106

(CUSIP Number)

David S. Winter

40 North Management LLC

9 West 57th Street, 30th Floor

New York, New York 10019

(212) 821-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

Jeff Kochian, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

November 18, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 9 Pages

CUSIP No. 57722W106	Page 2 of 9 Pages

1	Names of Reporting Persons 40 NORTH MANAGEMENT LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 2,688,800
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,688,800
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,688,800
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.87%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 57722W106	Page 3 of 9 Pages

1	Names of Reporting Persons 40 NORTH INVESTMENTS LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC; OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,688,800
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,688,800
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,688,800
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.87%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 57722W106	Page 4 of 9 Pages

1	Names of Reporting Persons 40 NORTH INVESTMENT PARTNERS LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC; OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 57722W106	Page 5 of 9 Pages

1	Names of Reporting Persons DAVID S. WINTER
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,688,800
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,688,800
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,688,800
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.87%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 57722W106	Page 6 of 9 Pages

1	Names of Reporting Persons DAVID J. MILLSTONE
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,688,800
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,688,800
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,688,800
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.87%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 57722W106	Page 7 of 9 Pages

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 supplements the information set forth in the Schedule 13D filed by 40 North Management LLC, a Delaware limited liability company, 40 North Investments LP, a Delaware limited partnership, David S. Winter, an American citizen, and David J. Millstone, an American citizen (collectively, the “Reporting Persons”) with the United States Securities and Exchange Commission (the “SEC”) on August 6, 2013, as heretofore amended (the “Schedule 13D”), relating to Common Stock, par value $0.01 per share (the “Shares”), of Mattress Firm Holding Corp., a Delaware corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 2.	Identity and Background.

This statement on Schedule 13D is filed on behalf of 40 North Management LLC, a Delaware limited liability company (“40 North Management”, which was formerly named 40 North Industries LLC), 40 North Investments LP, a Delaware limited partnership (“40 North Investments”), 40 North Investment Partners LP, a Delaware limited partnership (“40 North Partners”), David S. Winter, an American citizen, and David J. Millstone, an American citizen (collectively, the “Reporting Persons”). This statement relates to Shares held for the accounts of 40 North Investments and 40 North Partners. 40 North Management serves as principal investment manager to 40 North Investments and 40 North Partners. As such, 40 North Management has been granted investment discretion over portfolio investments, including the Shares, held for the accounts of 40 North Investments and 40 North Partners. David S. Winter and David J. Millstone each serve as members and principals of 40 North Management. 40 North Investments is the sole limited partner of 40 North Partners. The principal business address of each of the Reporting Persons is 9 West 57th Street, 30th Floor, New York, New York 10019.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

All of the Shares reported herein were purchased by 40 North Investments using its working capital and on margin. The total purchase price for the Shares reported herein was $92,164,520. The Reporting Persons’ margin transactions are with 40 North Investments’ usual brokers, on such brokers’ usual terms and conditions. All or part of the Shares owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons. Such indebtedness may be refinanced with other banks or broker dealers.

CUSIP No. 57722W106	Page 8 of 9 Pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Each of 40 North Management, 40 North Investments, Mr. Winter, and Mr. Millstone may be deemed to be the beneficial owner of 2,688,800 Shares, which represent approximately 7.87% of the Issuer’s outstanding Shares. 40 North Partners may be deemed to be the beneficial owner of no Shares. 40 North Management may be deemed to have sole power to vote and sole power to dispose of such Shares. Each of 40 North Investments, Mr. Winter, and Mr. Millstone may be deemed to have shared power to vote and shared power to dispose of such Shares.

The percentage in the immediately foregoing paragraph is calculated based on a total of 34,178,408 Shares outstanding as of September 3, 2014 (based on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on September 5, 2014).

(c) Except as set forth on Exhibit 2 attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) The limited partners of (or investors in) 40 North Investments, or its subsidiaries or affiliated entities, for which 40 North Management or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of the fund in accordance with their respective limited partnership interests (or investment percentages) in the fund.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 2—Transactions in the Shares effected in the past 60 days.

CUSIP No. 57722W106	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 20, 2014	40 NORTH MANAGEMENT LLC

	By:	/s/ David S. Winter
David S. Winter
Principal

	By:	/s/ David J. Millstone
David J. Millstone
Principal

Date: November 20, 2014	40 NORTH INVESTMENTS LP
By 40 North GP LLC, its General Partner

	By:	/s/ David S. Winter
David S. Winter
Principal

	By:	/s/ David J. Millstone
David J. Millstone
Principal

Date: November 20, 2014	40 NORTH INVESTMENT PARTNERS LP
By 40 North GP II LLC, its General Partner

	By:	/s/ David S. Winter
David S. Winter
Principal

	By:	/s/ David J. Millstone
David J. Millstone
Principal

Date: November 20, 2014	DAVID S. WINTER

	By:	/s/ David S. Winter

Date: November 20, 2014	DAVID J. MILLSTONE

	By:	/s/ David J. Millstone